China Digital TV Announces Unaudited Second Quarter 2012 Results

BEIJING, China, August 21, 2012 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, today announced its unaudited financial results for the second quarter ended June 30, 2012.

Highlights for the Second Quarter 2012

●	Net revenues in the second quarter of 2012 were US$23.5 million, representing a 5.0% decrease from the same period in 2011 and an 8.0% increase from the first quarter of 2012.

●	China Digital TV shipped approximately 3.74 million smart cards in the second quarter of 2012, compared to 4.64 million in the same period in 2011 and 3.70 million in the first quarter of 2012.

●	Gross margin in the second quarter of 2012 was 76.4%, compared to 81.4% in the same period in 2011 and 77.7% in the first quarter of 2012.

●	Diluted earnings per American depositary share (one ADS representing one ordinary share), or ADS, in the second quarter of 2012 were US$0.12, compared to US$0.19 in the same period in 2011.

“While some provincial-level cable operators delayed card shipments during the quarter, the impact was lessened by revenue growth from sales of other products, such as multimedia home entertainment boxes, surface mounted device chipsets,” said Mr. Jianhua Zhu, China Digital TV’s chairman and chief executive officer. “During a challenging quarter, we were able to maintain China Digital TV's leading position in China’s CA market, which we believe will help us benefit from a future uptick in demand as provinces gradually complete network consolidation.”

“While we expect revenue and smart card shipment volumes to continue to be affected by industry headwinds during the coming quarters, we remain confident that there will be substantial increases in cable and digital penetration over the long term, especially in lower-tier cities and rural areas of China,” Mr. Zhu continued. “I am also pleased to report that we are now seeing emerging opportunities for our more advanced, highly secured CA products driven by the upgrading of set-top boxes to high-definition. In addition, our research and development team continues to make encouraging progress as we focus on expanding our offering of products and services. To ensure long-term diversified growth, China Digital TV remains focused on building out our value-added services and partnerships.”

Mr. Zhenwen Liang, China Digital TV's chief financial officer, commented, “Although we expect revenue and smart card shipment volumes for the full year 2012 to be lower than they were in 2011, we remain confident in demand for digitalization over the longer term. Our team is committed to research and development on next generation products and value-added services to further expand our revenue sources, solidify our industry leading position and continue to strengthen operational efficiency.”

Second Quarter 2012 Results

(Note: Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).)

In the second quarter of 2012, China Digital TV generated net revenues of US$23.5 million, a decrease of 5.0% from the second quarter of 2011 and an increase of 8.0% from the first quarter of 2012. The year-over-year decrease in net revenues was principally due to a decrease in the shipment volume of smart cards, and was partially offset by an increase in the sale of other products, such as multimedia home entertainment boxes, surface mounted device chipsets and integrated chips. The quarter-over-quarter increase in net revenues was primarily due to an increase in the sales of other products, such as multimedia home entertainment boxes and surface mounted device chipsets.

In the second quarter of 2012, revenues from the Company’s top five customers accounted for 27.8% of total revenues, compared to 22.7% in the first quarter of 2012.

Revenue Breakdown

	For the three months ended
	June 30,	March 31,	June 30,
	2012	2012	2011
	(in thousands of U.S. dollars)
Product:
Smart Cards	$18,209	$19,184	$23,528
Other products	4,090	2,101	293
Subtotal	22,299	21,285	23,821
Services:
Head-end system integration	714	400	534
Head-end system development	207	244	217
Licensing income	445	178	428
Royalty income	125	-	111
Other service	16	5	1
Subtotal	1,507	827	1,291
Total revenues	$23,806	$22,112	$25,112

Revenues from smart cards and other products were US$22.3 million in the second quarter of 2012, a decrease of 6.4% from the same period in 2011 and an increase of 4.8% from the first quarter of 2012. Sales of smart cards and other products accounted for 93.7% of total revenues in the second quarter of 2012, compared to 96.3% in the first quarter of 2012. The year-over-year decrease was principally due to a decrease in the shipment volume of smart cards, and was partially offset by an increase in the sale of other products, such as multimedia home entertainment boxes, surface mounted device chipsets and integrated chips. The quarter-over-quarter increase was primarily due to an increase in the sales of other products, such as multimedia home entertainment boxes and surface mounted device chipsets.

Revenues from services were US$1.5 million in the second quarter of 2012, an increase of 16.7% from the same period in 2011 and an increase of 82.2% from the first quarter of 2012. Service revenues accounted for 6.3% of total revenues in the second quarter of 2012. The year-over-year increase was mainly attributable to an increase in head-end system integration. The quarter-over-quarter increase was primarily due to an increase in revenue from head-end system integration and licensing income.

Gross profit in the second quarter of 2012 was US$17.9 million, a decrease of 10.9% from the same period in 2011 and an increase of 6.1% from the first quarter of 2012. Gross margin, which is equal to gross profit divided by net revenues, was 76.4% in the second quarter of 2012, compared to 81.4% in the same period in 2011 and 77.7% in the first quarter of 2012. The year-over-year and quarter-over-quarter decreases in gross margin were primarily due to decreases in revenue from smart cards sales and increases in revenue from other products, which have lower margins than our smart cards.

In the second quarter of 2012, the average selling price (the “ASP”) of smart cards decreased by 5.4% compared to the first quarter of 2012. In addition, the unit cost of smart cards decreased by 4.1% compared to the first quarter of 2012.

Operating expenses in the second quarter of 2012 were US$10.5 million, an increase of 38.4% from the same period in 2011 and an increase of 20.2% from the first quarter of 2012.

●     Research and development expenses for the second quarter of 2012 were US$4.2 million, an increase of 41.2% from the same period in 2011 and an increase of 14.6% from the first quarter of 2012. The year-over-year increase was primarily due to an increase in the number of research and development staff. The quarter-over-quarter increase was mainly due to increases in both the headcount and average salaries of research and development staff.

●     Selling and marketing expenses for the second quarter of 2012 were US$3.4 million, an increase of 42.4% from the same period in 2011 and an increase of 16.8% from the first quarter of 2012. The year-over-year increase was primarily due to an increase in both the headcount and average salaries of sales and marketing staff. The quarter-over-quarter increase was mainly due to an increase in the number of sales and marketing staff and expenses related to marketing activities.

●     General and administrative expenses for the second quarter of 2012 were US$2.9 million, an increase of 30.2% from the same period in 2011 and an increase of 34.6% from the first quarter of 2012. The year-over-year and quarter-over-quarter increases were primarily due to increases in allowance for doubtful accounts, which were partially offset by decreases in share-based compensation expenses relating to options granted to employees in the second, third and fourth quarters of 2011.

Income from operations in the second quarter of 2012 was US$7.4 million, a 40.9% decrease from the same period in 2011 and a 9.1 % decrease from the first quarter of 2012.

Operating margin, defined as income from operations divided by net revenues, in the second quarter of 2012 was 31.5%, compared to 50.6% in the same period in 2011 and 37.4% in the first quarter of 2012.

Interest income in the second quarter of 2012 was US$1.7 million, a 21.4% increase from the same period in 2011 and a 26.1% decrease from the first quarter of 2012.

Loss from forward contracts in the second quarter of 2012 was US$0.1 million, compared to a loss of US$0.6 million from forward contracts in the first quarter of 2012. In April and May 2011, the Company entered into foreign currency forward contracts, each for a term of one year, which terminated in the second quarter of 2012. These forward contracts met the definition of derivatives and were measured at fair value. The quarter-over-quarter change in loss from forward contracts was due to the change in the exchange rate for RMB against the U.S. dollar from each period end to the respective expiration dates of each the forward contracts.

Income tax expenses in the second quarter of 2012 were US$1.8 million, a decrease of 29.2% from the same period in 2011 and a decrease of 19.4% from the first quarter of 2012. The year-over-year and quarter-over-quarter decreases were largely due to a decrease in taxable income.

Net loss attributable to non-controlling interest in the second quarter of 2012 was US$0.4 million, an increase of 56.8% from the first quarter of 2012. The quarter-over-quarter increase was largely due to an increase in net loss of the Company’s majority-owned subsidiaries.

Net income attributable to China Digital TV Holding Co., Ltd. in the second quarter of 2012 was US$7.1 million, a decrease of 37.0% from the same period in 2011 and an increase of 2.5% from the first quarter of 2012.

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. defined as net income excluding certain one time or non-cash expenses, such as share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments, in the second quarter of 2012 was US$8.0 million, a decrease of 36.5% from the same period in 2011 and a decrease of 1.6% from the first quarter of 2012. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP measures” set forth at the end of this release.

Balance Sheet and Cash Flow

As of June 30, 2012, China Digital TV had cash and cash equivalents and restricted cash totaling US$180.4 million. In the second quarter of 2012, cash flow generated from operations was approximately US$9.2 million.

Business Outlook

Based on information available as of August 21, 2012, China Digital TV expects smart card shipments for the third quarter of 2012 to be in the range of 3.5 million to 3.8 million. Net revenues for the third quarter of 2012 are expected to be in the range of US$ 20.6 million to US$ 22.1 million.

Conference Call Information

The Company will hold an earnings conference call at 8:00 p.m. on Tuesday, August 21, 2012, U.S. Eastern Time (8:00 a.m. on Wednesday, August 22, 2012, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:	+1-866-519-4004
International:	+65-6723-9381
Hong Kong:	+852-2475-0994
China Toll Free:	+400-620-8038 and +800-819-0121

Passcode: China Digital TV Earnings Call

Please dial-in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 11:00 p.m. on Aug 21, 2012 and 11:59 p.m. on August 28, 2012, U.S. Eastern Time.

Replay Information

United States:	+1-718-354-1232
International:	+61-2-8235-5000

Passcode:	17099146

Additionally, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the third quarter of 2012 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn. The information contained in that website is not a part of this announcement.

For investor and media inquiries, please contact:

In China:

Nan Hao

China Digital TV

Tel: +86.10.6297.1199 ext.9780

Email: ir@chinadtv.cn

Josh Gartner

Brunswick Group LLC

Tel: +86.10.5960.8600

Email: chinadigital@brunswickgroup.com

In the US:

Cindy Zheng

Brunswick Group LLP

Tel: +1.212.333.3810

Email: chinadigital@brunswickgroup.com

China Digital TV Holding Co., Ltd.
Unaudited Consolidated Statements of Comprehensive Income
(in thousands of U.S. dollars, except share and per share data )

	For the three months ended
	June 30,	March 31,	June 30,
	2012	2012	2011

Revenues
Products	$22,299	$21,285	$23,821
Services	1,507	827	1,291
Total revenues	23,806	22,112	25,112
Business taxes	(324)	(361)	(395)
Net revenues	23,482	21,751	24,717

Cost of Revenues
Products	(4,587)	(4,002)	(3,845)
Services	(963)	(850)	(756)
Total Cost of Revenues	(5,550)	(4,852)	(4,601)
Gross Profit	17,932	16,899	20,116

Operating expenses
Research and development expenses	(4,249)	(3,709)	(3,010)
Selling and marketing expenses	(3,429)	(2,936)	(2,408)
General and administrative expenses	(2,865)	(2,129)	(2,201)
Total Operating Expenses	(10,543)	(8,774)	(7,619)

Income from operations	7,389	8,125	12,497

Interest income	1,676	2,268	1,380
Interest expense	(195)	(544)	(363)
Gain (loss) from forward contract	(125)	(565)	575
Other income / (expense)	75	31	(43)
Income before income tax	8,820	9,315	14,046
Income tax benefits / (expenses)
Income tax-current	(1,982)	(2,130)	(2,917)
Income tax-deferred	176	(110)	365
Net income before net loss from equity method investments	7,014	7,075	11,494
Net loss from equity method investments	(253)	(352)	(235)
Net income	6,761	6,723	11,259
Net loss attributable to noncontrolling interest	381	243	77
Net income attributable to China Digital TV Holding Co., Ltd	$7,142	$6,966	$11,336

Net income per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd
Basic	$0.12	$0.12	$0.19
Diluted	$0.12	$0.12	$0.19

Net income	$6,761	$6,723	$11,259
Other comprehensive (loss) income, net of tax Foreign currency translation adjustment	(2,043)	(79)	3,187
Comprehensive income	4,718	6,644	14,446
Comprehensive loss attributable to noncontrolling interest	415	81	77
Comprehensive income attributable to ordinary shareholders of China Digital TV Holding Co., Ltd	$5,133	$6,725	$14,523
Weighted average shares used in calculating net income per ordinary share
Basic	58,999,695	58,984,132	58,949,755
Diluted	59,091,468	59,081,535	59,115,987

China Digital TV Holding Co., Ltd.
Unaudited Consolidated Balance Sheets
(in thousands of U.S. dollars)

	June 30,	December 31,
ASSETS	2012	2011
Current assets:
Cash and cash equivalents	$180,175	$201,557
Restricted cash	199	55,679
Notes receivable	5,291	9,168
Accounts receivable, net	34,750	31,030
Inventories	5,465	3,918
Prepaid expenses and other current assets	5,817	6,768
Deferred costs - current	371	524
Deferred income taxes - current	1,382	1,352
Total current assets	233,450	309,996
Property and equipment, net	1,637	1,751
Intangible assets, net	320	450
Goodwill	536	541
Long-term investments - equity method investments	8,710	7,766
Deferred costs-non-current	254	379
Deferred income taxes - non-current	507	455
Total assets	$245,414	$321,338

LIABILITIES AND EQUITY
Current liabilities
Short-term loan	$-	$55,193
Accounts payable	2,261	1,487
Accrued expenses and other current liabilities	9,354	9,313
Dividend payable	80	33,172
Deferred revenue – current	7,443	7,745
Income tax payable	693	1,902
Total current liabilities	19,831	108,812
Deferred revenue-non-current	219	401
Government subsidies	1,809	1,803
Total Liabilities	21,859	111,016

EQUITY
China Digital TV Holding Co., Ltd. shareholders’ equity:
Ordinary shares	30	29
Additional paid-in capital	128,440	126,583
Statutory reserve	17,694	17,694
Retained earnings	50,509	36,401
Accumulated other comprehensive income	23,485	25,735
Total China Digital TV Holding Co., Ltd shareholders’ equity	220,158	206,442
Noncontrolling interest	3,397	3,880
Total equity	223,555	210,322
TOTAL LIABILITIES AND EQUITY	$245,414	$321,338

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. shareholders excludes certain non-cash expenses, such as share-based compensation expenses, amortization of intangible assets acquired from business acquisitions and equity method investments. The Company believes that the non-GAAP net income provides meaningful supplemental information regarding the Company’s performance and liquidity by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	June 30,	March 31,	June 30,
	2012	2012	2011
	(in thousands of U.S. dollars)
Net income attributable to China Digital TV Holding Co., Ltd – GAAP	$7,142	$6,966	$11,336
Share-based compensation expenses	773	1,082	1,156
Amortization of intangible assets from business acquisitions and equity method investments	88	88	105
Net income attributable to China Digital TV Holding Co., Ltd – Non-GAAP	$8,003	$8,136	$12,597